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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navigant International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63935R108

(Cusip Number)

December 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 63935R108			Page 2 of 5

1.	Name of Reporting Person: Boron Securities N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 814,030

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 814,030

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 814,030

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
5.63% (based on 14,462,000 shares outstanding (excluding treasury shares) as of November 7, 2003 according to the issuer's quarterly report on Form 10-Q for the quarter ended September 28, 2003)

12.	Type of Reporting Person: OO

2

CUSIP No. 63935R108	Page 3 of 5

Item 1(a)	Name of Issuer:
Navigant International Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
84 Inverness Circle East
Englewood, Colorado 80112-5314

Item 2(a)	Name of Person Filing:
Boron Securities N.V.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
Plaza Roi Katochi
Kaya Flamboyan 3
P.O. Box 3040
Willemstad, Curaçao
The Netherlands Antilles

Item 2(c)	Citizenship:
Boron Securities N.V. is a limited liability company organized under the laws of The Netherlands.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:
63935R108

CUSIP No. 63935R108	Page 4 of 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP No. 63935R108	Page 5 of 5

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004

BORON SECURITIES N.V

	By:	/s/ Carlos E. Dip

Name: Carlos E. Dip
Title: Managing Director

	By:	/s/ Desiree M. Cannister-Dovale

Name: Desiree M. Cannister-Dovale
Title: Managing Director